SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Forward Pharma A/S
(Name of Issuer)

Ordinary Shares, nominal value DKK 0.10 per share
(Title of Class of Securities)

34986J105
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34986J105	SCHEDULE 13G	Page 2 of 11

(1) Names of reporting persons Nordic Biotech K/S
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 12,125,340
(7) Sole dispositive power: 0
(8) Shared dispositive power: 12,125,340
(9) Aggregate amount beneficially owned by each reporting person: 12,125,340
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11) Percent of class represented by amount in Row 9: 26.07%
(12) Type of reporting person (see instructions): PN

CUSIP No. 34986J105	SCHEDULE 13G	Page 3 of 11

(1) Names of reporting persons Nordic Biotech Opportunity Fund K/S
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 10,588,990
(7) Sole dispositive power: 0
(8) Shared dispositive power: 10,588,990
(9) Aggregate amount beneficially owned by each reporting person: 10,588,990
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11) Percent of class represented by amount in Row 9: 22.77%
(12) Type of reporting person (see instructions): PN

CUSIP No. 34986J105	SCHEDULE 13G	Page 4 of 11

(1) Names of reporting persons NB FP Investment K/S
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 2,507,360
(7) Sole dispositive power: 0
(8) Shared dispositive power: 2,507,360
(9) Aggregate amount beneficially owned by each reporting person: 2,507,360
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11) Percent of class represented by amount in Row 9: 5.39%
(12) Type of reporting person (see instructions): PN

CUSIP No. 34986J105	SCHEDULE 13G	Page 5 of 11

(1) Names of reporting persons NB FP Investment II K/S
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 602,260
(7) Sole dispositive power: 0
(8) Shared dispositive power: 602,260
(9) Aggregate amount beneficially owned by each reporting person: 602,260
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11) Percent of class represented by amount in Row 9: 1.29%
(12) Type of reporting person (see instructions): PN

CUSIP No. 34986J105	SCHEDULE 13G	Page 6 of 11

(1) Names of reporting persons Nordic Biotech General Partner ApS
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 22,714,330
(7) Sole dispositive power: 0
(8) Shared dispositive power: 22,714,330
(9) Aggregate amount beneficially owned by each reporting person: 22,714,330
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11) Percent of class represented by amount in Row 9: 48.83%
(12) Type of reporting person (see instructions): PN

CUSIP No. 34986J105	SCHEDULE 13G	Page 7 of 11

(1) Names of reporting persons Florian Schönharting
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0
(6) Shared voting power: 25,823,950
(7) Sole dispositive power: 0
(8) Shared dispositive power: 25,823,950
(9) Aggregate amount beneficially owned by each reporting person: 25,823,950
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11) Percent of class represented by amount in Row 9: 55.52%
(12) Type of reporting person (see instructions): IN

CUSIP No. 34986J105	SCHEDULE 13G	Page 8 of 11

Item 1.

(a) Name of Issuer:

Forward Pharma A/S

(b) Address of Issuer’s Principal Executive Offices:

Østergade 24A, 1

1100 Copenhagen K, Denmark

Item 2.

(a) Name of Person Filing:

This Schedule 13G is filed on behalf of the following persons (the “Reporting Persons”):

(i)	Nordic Biotech K/S
(ii)	Nordic Biotech Opportunity Fund K/S
(iii)	NB FP Investment K/S
(iv)	NB FP Investment II K/S
(v)	Nordic Biotech General Partner ApS
(vi)	Florian Schönharting

(b) Address or Principal Business Office or, if none, Residence:

The business address for each of the Reporting Persons is Østergade 24A, 1, 1100, Copenhagen K, Denmark.

(c) Citizenship:

(i)	Nordic Biotech K/S: Denmark
(ii)	Nordic Biotech Opportunity Fund K/S: Denmark
(iii)	NB FP Investment K/S: Denmark
(iv)	NB FP Investment II K/S: Denmark
(v)	Nordic Biotech General Partner ApS: Denmark
(vi)	Florian Schönharting: Denmark

(d) Title of Class of Securities:

Ordinary shares, nominal value DKK 0.10 per share

(e) CUSIP No.:

34986J105

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)  ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)  ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 34986J105	SCHEDULE 13G	Page 9 of 11

Item 4. Ownership.

(a) Amount Beneficially Owned:

(i)	Nordic Biotech K/S: 12,125,340
(ii)	Nordic Biotech Opportunity Fund K/S: 10,588,990
(iii)	NB FP Investment K/S: 2,507,360
(iv)	NB FP Investment II K/S: 602,260
(v)	Nordic Biotech General Partner ApS[1]: 22,714,330
(vi)	Florian Schönharting[2]: 25,823,950

(b) Percent of Class3

(i)	Nordic Biotech K/S: 26.07%
(ii)	Nordic Biotech Opportunity Fund K/S: 22.77%
(iii)	NB FP Investment K/S: 5.39%
(iv)	NB FP Investment II K/S: 1.29%
(v)	Nordic Biotech General Partner ApS[1]: 48.83%
(vi)	Florian Schönharting[2]: 55.52%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

(1)	Nordic Biotech K/S: 0
(2)	Nordic Biotech Opportunity Fund K/S: 0
(3)	NB FP Investment K/S: 0
(4)	NB FP Investment II K/S: 0
(5)	Nordic Biotech General Partner ApS[1]: 0
(6)	Florian Schönharting[2]: 0

(ii) Shared power to vote or direct the vote:

(1)	Nordic Biotech K/S: 12,125,340
(2)	Nordic Biotech Opportunity Fund K/S: 10,588,990
(3)	NB FP Investment K/S: 2,507,360
(4)	NB FP Investment II K/S: 602,260
(5)	Nordic Biotech General Partner ApS[1]: 22,714,330
(6)	Florian Schönharting[2]: 25,823,950

(iii) Sole power to dispose or to direct the disposition of:

(1)	Nordic Biotech K/S: 0
(2)	Nordic Biotech Opportunity Fund K/S: 0
(3)	NB FP Investment K/S: 0
(4)	NB FP Investment II K/S: 0
(5)	Nordic Biotech General Partner ApS[1]: 0
(6)	Florian Schönharting[2]: 0

(iv) Shared power to dispose or to direct the disposition of:

(1)	Nordic Biotech K/S: 12,125,340
(2)	Nordic Biotech Opportunity Fund K/S: 10,588,990
(3)	NB FP Investment K/S: 2,507,360
(4)	NB FP Investment II K/S: 602,260
(5)	Nordic Biotech General Partner ApS[1]: 22,714,330
(6)	Florian Schönharting[2]: 25,823,950

1 Nordic Biotech General Partners ApS is the general partner of Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S and has voting and dispositive power with respect to, and may be deemed to be the beneficial owner of, the shares held by Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S.

2 Mr. Schönharting controls 45% of the ownership interests in Nordic Biotech General Partner ApS and therefore may be deemed to share beneficial ownership of the securities beneficially owned by Nordic Biotech General Partners ApS, including the shares held by Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S. In addition, Mr. Schönharting is the sole member of the Investment Committee of each of NB FP Investment K/S and NB FP Investment II K/S, and as such has voting and dispositive power with respect to, and may be deemed to be the beneficial owner of, shares held by NB FP Investment K/S and NB FP Investment II K/S.

3 Based on 46,513,740 shares outstanding as of February 1, 2015.

CUSIP No. 34986J105	SCHEDULE 13G	Page 10 of 11

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Securities reported on this statement on Schedule 13G as being beneficially owned by the Reporting Persons were purchased on behalf of various private investment limited partnerships.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

Nordic biotech general partner ApS

By:	/s/ Florian Schönharting
	Name:	Florian Schönharting
	Title:	Director

NORDIC BIOTECH K/S

By:	Nordic Biotech General Partner ApS
its general partner

	By:	/s/ Florian Schönharting
		Name:	Florian Schönharting
		Title:	Director

Nordic Biotech Opportunity Fund K/S

By:	Nordic Biotech General Partner ApS
its general partner

	By:	/s/ Florian Schönharting
		Name:	Florian Schönharting
		Title:	Director

NB FP Investment K/S

By:	NB FP investment General Partner ApS
its general partner

	By:	/s/ Florian Schönharting
		Name:	Florian Schönharting
		Title:	Director

NB FP Investment II K/S

By:	NB FP investment General Partner ApS
its general partner

	By:	/s/ Florian Schönharting
		Name:	Florian Schönharting
		Title:	Director

/s/ Florian Schönharting
Florian Schönharting